

Mail Stop 3720

September 15, 2016

Suzanne S. Bettman
President
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, Illinois 60601

> **Re:** **Donnelley Financial Solutions, Inc.**
> **Amendment No. 6 to Form 10-12B**
> **Filed September 14, 2016**
> **File No. 001-37728**

Dear Ms. Bettman:

We have reviewed your most recent amendment and have the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comment.

Unaudited Pro Forma Combined Financial Statements, pages 65 - 71

1.   Please revise the number of outstanding shares used to calculate pro forma earnings per share to give effect to the actual number of shares that will be outstanding immediately after the spin-off transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Paul Fischer, Staff Attorney, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Cc: Audra D. Cohen
        James M. Shea, Jr.